August 28, 2015

STRICTLY CONFIDENTIAL

VIA EMAIL

Argentex Mining Corporation
835-1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Attention: Michael Brown, President and Chief Executive Officer

Subject: Binding Offer Letter – Argentex Mining Corporation

Austral Gold Limited ABN 30 075 860 472 ("Austral") is pleased to set out herein this binding offer letter (the "Offer Letter") for a business combination between Argentex Mining Corporation ("Argentex") and Austral (the "Offer") to which Austral would acquire all of the issued and outstanding common shares (the "Argentex Shares") in the capital of Argentex not already held by Austral, Austral Gold Argentina S.A. ("Austral Argentina") and Guanaco Mining Company Ltd. ("Guanaco") by way of a plan of arrangement involving Austral and Argentex, or such alternate structure as determined by Austral and Argentex based upon tax, securities and corporate law and other relevant considerations (the "Transaction"), and the basis on which Austral and Argentex shall commence negotiations in a timely and good faith manner towards the execution of the definitive acquisition documentation in respect of the Transaction.

The Transaction is expected to proceed on a "friendly" and agreed basis with the unanimous support and public recommendation of the board of directors of each of Austral and Argentex. Under the Transaction, it is envisaged that all of the Argentex shareholders other than Austral, Austral Argentina and Guanaco (collectively, the "Argentex Shareholders") will receive, in exchange for all (but not some) of the Argentex Shares registered in their name and subject to adjustment pursuant to the Equity Raise Reduction (as hereinafter defined), such number of fully paid ordinary shares in the capital of Austral (in the aggregate, the "Share Consideration") as is equal to seven and three quarters of one percent (7.75%) (the "Share Consideration Percentage") of the number of ordinary shares of Austral (each an "Austral Share") that will be outstanding after the issue of the Share Consideration on the closing date of the Transaction (the "Closing Date"). The Share Consideration shall be issued to the Argentex Shareholders pro-rata according to the number of Argentex shares registered in the name of each Argentex Shareholder at the record time and date applicable to the Transaction.

In addition to the Share Consideration, Argentex share purchase warrants and options issued pursuant to its Stock Option Plan that are (i) not 'in-the-money' and (ii) outstanding on the Closing Date will be amended to provide that the holders will be entitled, upon exercise at any time following the Closing Date, to purchase ordinary shares of Austral at an exercise price equal to the price expressed in their original security adjusted to reflect the exchange ratio of 0.5651 Austral ordinary share to one (1) Argentex common share. The 900,000 options held by three directors that will be 'in-the-money' on the Closing Date will be cancelled in exchange for cash as shown on the Budget (as hereinafter defined). The parties further acknowledge and understand that prior to the closing of the Transaction, Austral may transfer, assign or distribute in specie to the holders of its ordinary shares, on a pro rata basis, and/or to a trust, all of the warrants to purchase common shares of Argentex held by it and Austral Argentina issued on July 2, 2013 (the "Warrants") so as to enable the transferees to get in exchange warrants to be issued by Austral at closing consistent, mutatis mutandi, with the terms and conditions of the Warrants (but with the exercise price adjusted as contemplated above), provided that none of them are exercised prior to the closing of the Transaction. In addition, upon Austral's request at any time following execution of the Transaction Agreement (as hereinafter defined), Argentex will waive clause 10(b) of the warrant terms and conditions and Section 3.2 of the Investment Agreement executed among Austral, Austral Argentina and Argentex as of the 2nd day of July of 2013, so as to permit the transfer, at Austral's sole cost and expense, of the Warrants to more than four transferees, without limitation.

Additional terms with respect to the Transaction are set out in Schedule "A" attached hereto which term sheet is incorporated and forms part of this Offer Letter.

As you are aware, Austral, Austral Argentina, Guanaco and Dolphin Fund Ltd. ("Dolphin Fund") own or control 19.9% (by number) of all issued Argentex Shares. As a result, it is expected that the Transaction would constitute a "business combination" for the purposes of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transaction. We expect that the Transaction will be exempt from the formal valuation requirements of Multilateral Instrument 61-101.

This Offer Letter is intended to be binding; however, it is not intended to set forth all of the terms and conditions of the Transaction and the definitive acquisition documents contemplated herein or thereby, which will contain additional terms required by the respective parties and their legal counsel.

This Offer Letter is valid until 5:00 p.m. (Toronto time) of August 28 2015.

1.        Conditions

Completion of the Transaction is subject to the following terms and conditions:

(a)

the entering into of a definitive agreement or agreements in respect of the Transaction (each a "Transaction Agreement") by Austral, Argentex and any other necessary person or entity, providing for the terms and conditions upon which the Transaction would be completed;

(b)	the entering into of voting and support agreements with all directors and officers of Argentex ("Support Agreements");

(c)

the entering into of the Transaction Agreement would be subject to the satisfaction of each of Argentex and Austral with the results of its satisfactory due diligence investigations of Argentex and Austral, as carried out by the other and their respective representatives and the prior approval of the board of directors of Argentex and Austral to the completion of the Transaction in accordance with the provisions of the Transaction subject to the Transaction Agreement and Support Agreements;

(d)	obtaining all applicable regulatory, court, stock exchange and shareholder approvals, on terms and conditions acceptable to Austral and Argentex;

(e)	no material adverse change in Argentex, to any of the assets thereof or in the affairs thereof;

(f)	no material adverse change in Austral, to any of the assets thereof or in the affairs thereof;

(g)

the receipt of conditional approval of the listing of Austral Shares on the TSX Venture Exchange and the satisfaction of all listing conditions related thereto, other than those that are administrative in nature and are incapable of being completed prior to the effective time of the Transaction, so that such shares commence trading on the TSX Venture Exchange as soon as practicable after the effective time of the Transaction;

(h)	lodgment of an application for the listing of all of the shares underlying the Share Consideration on the Australian Securities Exchange (the "ASX");

(i)

confirmation by Austral, on or before September 30, 2015, that Argentex management will not be entitled to receive any payment or benefit due solely to the completion of the Transaction, other than "catch-up" payments intended to reimburse them for a temporary salary reduction that took effect on May 1, 2015. Austral shall be permitted to conduct meetings and engage in discussions with the Argentex executive officers with a view to agreeing on or before September 30, 2015 that, post-closing, each such executive will not exercise any rights to terminate his employment agreement for "good reason", including as the result of any change in his current duties, position, authority or responsibilities, provided there is no reduction of his salary;

(j)

confirmation by Austral that Argentex and its subsidiary or branch in Argentina will not, at the effective time of the Transaction, be liable for accrued and unpaid salary, severance, fines and employment related taxes for employees in Argentina in excess of USD$20,000 in the aggregate, and that all of their employees will be duly registered; and

(k)

confirmation by Austral that Argentex and its subsidiary or branch in Argentina will not, at the effective time of the Transaction, be liable for any fees payable to any financial advisor of Argentex other than those reasonable and customary fees related to the issuance of the fairness opinion in connection with this Transaction.

The conditions (b), (e), (i), (j) and (k) may be waived by Austral, while condition (f) may be waived by Argentex.

2.        Due Diligence

During the Exclusivity Period (as defined in Paragraph 3 below):

(a)

Argentex will provide Austral and its representatives with reasonable access to its facilities, personnel, books, records and documents to allow Austral and its representatives to conduct due diligence for the purpose of evaluating the Transaction and use its commercially reasonable efforts to provide all documents and information requested by Austral and its representatives. If any materials requested by Austral or its representatives in connection with its due diligence review are subject to confidentiality agreements, Argentex will use its best efforts to promptly obtain any required consents in order to permit Austral and its representatives to review such material; and

(b)

Austral will provide Argentex and its representatives with reasonable access to its facilities, personnel, books, records and documents to allow Argentex and its representatives to conduct due diligence for the purpose of evaluating the Transaction and use its commercially reasonable efforts to provide all documents and information requested by Argentex and its representatives. If any materials requested by Argentex or its representatives in connection with its due diligence review are subject to confidentiality agreements, Austral will use its best efforts to promptly obtain any required consents in order to permit Argentex and its representatives to review such material.

The due diligence review to be conducted by each of Austral and Argentex and their respective representatives as referred to above, shall be completed on or prior to the execution of the Transaction Agreement. If at any time during the Exclusivity Period either Party gives written notice to the other that it is not satisfied with the results of its due diligence investigation as a result of the notifying party discovering a material contingency or material adverse fact with respect to the other party or its business, assets, operations or financial condition that had not already been disclosed by such other party, this Offer Letter shall be terminated.

3.        Exclusive Negotiation

From the date hereof until and including October 31, 2015 (the "Exclusivity Period"), Argentex and Austral (each a "Party" and collectively the "Parties") agree to negotiate exclusively and in good faith with one another with a view to settling the Transaction Agreement as soon as possible pursuant to the terms of the Offer.

Argentex agrees that, for the duration of the Exclusivity Period, it and its subsidiaries (and shall ensure that their respective directors, officers, employees, financial advisors, counsel or other representatives): (a) shall not, directly or indirectly, initiate, solicit, encourage, discuss, respond to or negotiate any proposal for an asset or share acquisition or transaction, borrowing, capital raising or other financing (each an "Alternative Transaction") with any person or entity other than Austral and any of its directors, officers, employees, financial advisors, counsel or other representatives; (b) shall terminate immediately any recent or current direct or indirect discussions or negotiations with respect to any Alternative Transaction; (c) cease immediately to provide or furnish, directly or indirectly, any confidential information with respect to any Alternative Transaction; and (d) shall immediately inform Austral of any direct or indirect receipt by Argentex of any Alternative Transaction or inquiry in relation to any possible Alternative Transaction.

During the Exclusivity Period, both of Austral and Argentex agree not to issue any debt, equity or equity-like securities other than in connection with previously granted options or warrants or as otherwise expressly agreed in writing. Each Party will consult with the other prior to the issuance of any options to acquire their shares and Argentex will not enter into or amend any employment or other agreement that contains a "change of control" or similar provision that provides for a payment on a change of control of Argentex without the prior written consent of Austral. Each Party further agrees not to grant any right, title, or interest in, to encumber in any way, acquire nor dispose of any of its material assets, including the Argentex shares currently owned or controlled by Austral, Austral Argentina and Guanaco during the Exclusivity Period. Austral hereby represents and warrants to Argentex that, at the date of this Offer Letter and at the effective time of the Transaction, the only affiliates of Austral that own or control Argentex Shares are and will be Austral Gold Argentina S.A. (8,632,000 Argentex Shares), Guanaco Mining Company Ltd. (448,500 Argentex Shares) and Dolphin Fund (67,000 Argentex Shares).

Notwithstanding the foregoing, Austral will retain the right to raise up to AUD$10,000,000 through the sale of its equity securities at a price of AUD$0.15 or more per Austral Share in order to fund the construction of the Amancaya plant or the development of an agitation plant in Guanaco without the consent of Argentex. In the event that Austral completes a financing by issuing equity securities at a price that is AUD$0.15 or more per Austral Share, then the Share Consideration Percentage will be reduced proportionately to reflect such issuance (the "Equity Raise Reduction"). Notwithstanding the foregoing, Austral shall also have the right to either (i) grant any right, title, or interest in or to encumber assets or shares of Austral, Austral Argentina, Guanaco Compañía Minera Limitada or Guanaco or of newly acquired assets or shares, and/or (ii) issue any debt or borrow money in order to: (a) fund the construction of the Amancaya plant or the development of an agitation plant in Guanaco or finance any other required working capital or (b) acquire new projects before the completion of the Transaction, provided that in such cases the Board of Argentex will be informed prior to the execution of any binding agreement and/or may participate in the analysis or discussions of the relevant transaction subject, in any event, to a confidentiality agreement (but subject, also, to the understanding that, if material, such transaction may need to be announced as a matter of applicable law or regulation) and provided, further, that in relation to the issuance of debt or shares and/or the encumbering of assets or shares in connection with the acquisition of new projects such transaction shall be subject to the approval of the Board of Argentex, which shall not be unreasonably withheld, it being understood that such approval shall not be denied if the transaction has no material adverse effect in the value of Austral.

If Austral conducts any offering as contemplated in the preceding paragraph, regardless of the purpose and whether by sale of debt, equity or otherwise, after the date the offering circular for the Transaction has been mailed to the Argentex Shareholders, the relevant amendment, mailing and associated additional general administration costs resulting therefrom shall be paid by Austral exclusively.

4.        TSX-V Listing

In connection with the Transaction, Austral agrees to make an application and to use its best efforts to cause the ordinary shares of Austral to become listed for trading on the TSX Venture Exchange, with the intention that such shares will commence trading on the TSX Venture Exchange as soon as practicable after the effective time of the Transaction.

5.        Announcement

Except as otherwise required by applicable laws or agreed to by Austral and Argentex, the Transaction will be announced by Austral and Argentex immediately following the acceptance of this Offer Letter by Argentex and all press releases issued by either Party in connection with the matters contemplated herein shall be approved by both of them prior to release. Each party acknowledges and accepts that the other may be required to disclose a copy of this Offer Letter, or a detailed summary thereof, in order to comply with the requirements of the applicable rules of the Securities and Exchange Commission, TSX Venture Exchange and the ASX, as applicable.

6.        About the Purchaser

Austral is listed on the ASX (ASX:AGD) and is a precious metals mining and exploration company building a portfolio of assets in South America. Austral's flagship Guanaco Project in Chile is a low-cost producing mine with further exploration upside.

Austral may be contacted directly through Jose Bordogna as follows:

Austral Gold Limited
Bolivar 108, 2nd Floor
Buenos Aires, Argentina
1066AAD

Attention:	Jose Bordogna
Tel:	54 11 4323-7558
Email:	jbordogna@australgold.com.au

With a copy to:

Zang, Bergel & Viñes Abogados
Florida 537, 18th Floor
Buenos Aires, Argentina
C1005AAK

Attention:	Pablo Vergara del Carril
Tel:	54 11 4322 0297
Email:	p.vergara@zbv.com.ar

With a copy to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
M5X 1A4

Attention:	James Clare
Tel.:	(416) 863-1716
Email:	clarej@bennettjones.com

Austral will arrange for advisors to Argentex to communicate directly with advisors to Austral, if helpful to the consideration of the Transaction.

7.        Confidentiality

Please note that until such time as an announcement is made in accordance with Section 5 of the Offer Letter:

(a)

the existence, terms and conditions of the Offer and this Offer Letter are strictly confidential and neither the identity of Austral nor the contents of the Offer or this Offer Letter may be disclosed without the prior written consent of Austral being given; and

(b)

all information of a confidential nature relating to a Party or its business that is disclosed to the other Party in accordance with the Offer or this Offer Letter or in connection with the Transaction and the transactions contemplated herein, are confidential in nature and shall be held in confidence by the receiving Party and none of such information shall be disclosed to any person or the public except with the prior written consent of the disclosing Party, acting reasonably or as is required by applicable law or ASX listing rules, and provided that (a) only the confidential information that is legally required may be disclosed, and (b) the Party making such disclosure as required by applicable law or stock exchange requirements shall consult with the Party that disclosed the confidential information in accordance with the terms and conditions of the Offer or in connection with the Transaction and the transactions contemplated herein and co-operate with such Party who disclosed the confidential information to obtain, if possible and practicable, a protective order or other remedy.

8.        Term

Unless otherwise agreed to by the Parties in writing, the Offer, without the need for any other act or omission to occur, will no longer be capable of acceptance by Argentex and will be deemed to have been wholly terminated and withdrawn, upon the first to occur of:

(a)	the execution of each Transaction Agreement required to complete the Transaction;

(b)	by either Party on written notice if the Transaction Agreement has not been entered into by October 31, 2015 or such other date as may be agreed by the Parties;

(c)	upon mutual written agreement of Austral and Argentex; or

(d)	by either Party receiving written notice from the other to the effect that the other Party has caused a material breach of a material provision of the Offer.

9.        Expenses and Termination Fees

Each of Austral and Argentex will be responsible for their own respective fees, costs and expenses incurred in connection with the Offer and the Transaction.

Notwithstanding the foregoing, upon the execution of the Transaction Agreement on or before October 31, 2015, Austral and Argentex will also execute a funding agreement (the "Funding Agreement") whereby Austral will provide financing to Argentex in order to satisfy its expenses of the Transaction to be incurred after the execution of the Transaction Agreement in accordance with the budget and schedule approved by the parties of even date with this Offer Letter (the "Budget"). In order to effect a drawdown under the Funding Agreement, Argentex must give to Austral at least five days before the date on which the funding that is the subject of the proposed drawdown is required:

(e)	a drawdown notice, attaching each relevant invoice to be paid and the bank account details (collectively a "Drawdown Notice"); and

(f)

an unsecured promissory note issued in favour of Austral, with a face value that is equal to the amount of the funds that are required under the Funding Notice and otherwise upon terms acceptable to Austral (each a "Promissory Note").

Austral shall not permit any drawing under, and Argentex will not be entitled to receive any funds that are the subject of, any Drawdown Notice unless that Drawdown Notice and Promissory Notice are in accordance with the list of items, amounts and schedule included in the Budget.

As a further requirement to the drawing of any funds under the Funding Agreement, Argentex must issue and deliver to Austral a bi-weekly report in respect of the expenses and documented costs incurred.

The advances under the Funding Agreement shall bear interest at the rate of ten percent (10%) per annum.

Principal and accrued interest pursuant to the Promissory Note(s) shall be repaid by Argentex to Austral in one balloon payment on February 29, 2016 if by that date the parties have not completed the Transaction because (i) Argentex is in breach of its covenants and obligations under the Transaction Agreement, (ii) Argentex enters into an agreement in connection with an Alternative Transaction, or (iii) the Argentex shareholders have failed or refused to approve the Transaction, provided, however, that in this last case only the interests accrued shall be calculated at a rate of three percent (3%) per annum and the loan will be repaid thirty (30) days after the date of such meeting of Argentex shareholders. In turn, repayment of all funds outstanding under the Funding Agreement shall be forgiven if: 1) the parties have not completed the Transaction by February 29, 2016 for any reason other than (i) breach by Argentex of its covenants and obligations under the Transaction Agreement, (ii) Argentex has entered into an agreement in connection with an Alternative Transaction, or (iii) the Argentex Shareholders have failed or refused to approve the Transaction, or 2) Austral is advised by the TSX Venture Exchange in writing in a final determination that it will not approve the listing of the ordinary shares of Austral thereon.

Provided that the Transaction Agreement is entered into between the parties, Austral shall pay a termination fee to Argentex in the amount of $200,000 if: 1) the Transaction does not close by February 29, 2016, for any reason other than (i) a breach by Argentex of its covenants and obligations under the Transaction Agreement, (iii) Argentex has entered into an agreement in connection with an Alternative Transaction, or (iv) the Argentex Shareholders have failed or refused to approve the Transaction, or 2) Austral has been advised by the TSX Venture Exchange in writing in a final determination that it will not approve the listing of the ordinary shares of Austral thereon. Such termination fee shall be paid on February 29, 2016 or, if earlier, the date upon which Argentex terminates the Transaction Agreement as a result of a breach of the Transaction Agreement by Austral. Provided that the Transaction Agreement is entered into between the parties, Argentex shall pay a termination fee to Austral in the amount of $200,000 if the Transaction does not close by February 29, 2016 due to (i) a material breach by Argentex of its covenants and obligations in the Transaction Agreement or (ii) Argentex has entered into an agreement in connection with an Alternative Transaction. Such termination fee shall be paid on the earlier of (i) February 29, 2016, (ii) the date upon which Argentex enters into an agreement in connection with an Alternative Transaction, or (iii) the date upon which Austral terminates the Transaction Agreement as a result of a material breach of the Transaction Agreement by Argentex.

The foregoing with respect to expenses and termination fees shall be set out in more particular detail in the Transaction Agreement.

10.      Governing Law; Attornment

The Offer and any agreement between the parties that arises from its acceptance, including all Transaction Agreements and Support Agreements, will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

11.      Run Off Insurance

On or before the Closing Date, Austral will ensure that there is in existence, and is legally effective, "tail" Directors' and Officers' liability insurance coverage that provides reasonable coverage:

(a)	for all persons duly appointed as directors and officers of both Austral and Argentex at that date; and

(b)	for a period until and including the third anniversary of the Closing Date.

12.      Currency

Unless otherwise provided, all dollar amounts referred to in this Agreement are in lawful money of Canada.

13.      Execution; Entire Agreement

In order for the Offer to be accepted in accordance with its terms, this Offer Letter may be executed by Argentex and Austral in one or more facsimile counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same document. Except as otherwise specified herein, the binding terms of the Offer, once duly accepted in the manner stated above, incorporates the entire agreement between the parties with respect to the subject matter of the Offer, and may not be amended or modified without the prior agreement of both Argentex and Austral and where any such amendment or modification is evidenced in writing.

[Remainder of page intentionally left blank. Signature page follows.]

If the terms and conditions of the Offer, as set out above, accurately reflects the terms and conditions of our understanding and agreement, please arrange for Argentex to evidence its acceptance of the Offer by signing and returning the enclosed duplicate original of this Offer Letter by facsimile and courier as soon as possible, and in any event, by no later than 5:00 p.m. (Toronto time) on August 28, 2015.

Yours very truly,

AUSTRAL GOLD LIMITED ABN 30 075 860 472

By:	/s/Pablo Vergara Del Carril

The undersigned, being duly and fully authorised by the Board of Directors of Argentex Mining Corporation, and as conclusively evidenced by his signature below, hereby accepts and agrees to all of the terms and conditions of the Offer as stated in this Offer Letter as of the 28th day of August, 2015.

ARGENTEX MINING CORPORATION

By:	/s/Michael Brown
Director/Company Secretary

SCHEDULE "A"

TERM SHEET

Acquiror:	Austral Gold Limited ABN 30 075 860 472 ("Austral") or a wholly-owned subsidiary of Austral (in either case, the "Acquiror").

Transaction Structure:

The Acquiror will acquire all of the issued and outstanding common shares of Argentex Mining Corporation ("Argentex") not already held by Austral, Austral Gold Argentina S.A. ("Austral Argentina") or Guanaco Mining Company Ltd. ("Guanaco") by way of a plan of arrangement, in accordance with the terms and conditions of a transaction agreement (the "Transaction Agreement") with Argentex (the "Transaction").

Shares to be Acquired:	All the outstanding common shares ("Argentex Shares") of Argentex not already held by Austral, Austral Argentina or Guanaco.

Acquisition Price:	Approximately 7.75% of the issued and outstanding shares of Austral on the closing date of the Transaction (the "Acquisition Price").

Consideration:

Pursuant to the Transaction, shareholders of Argentex other than Austral, Austral Argentina and Guanaco will receive an aggregate of 7.75% of the ordinary shares of Austral at the closing date (the "Share Consideration"), to be distributed pro- rata according to the number of Argentex Shares held, as may be adjusted if an equity raising for a price higher than AUD$0.15 per ordinary share of Austral is completed by Austral before the closing of the Transaction.

Support Agreement:

Argentex directors and officers will enter into support agreements with Austral pursuant to which they will agree, among other things (a) to vote in favour of the Transaction and (b) not dispose of any of their Argentex Shares.

Other Conditions:	The Transaction will be subject to customary conditions including stock exchange approval, regulatory approvals, court approval and approval by the shareholders of Argentex.

Non-Solicitation:

The Transaction Agreement(s) will contain customary non- solicitation provisions in respect of Argentex; provided, however, that the Transaction Agreement will permit the board of directors of Argentex to respond to any superior proposal (being a transaction that is more favourable to Argentex shareholders than the Offer) if required to do so in order to satisfy its fiduciary duties.

Ordinary Course of Business:

The Transaction Agreement will contain customary ordinary course of business covenants for each of Argentex and Austral, including restrictions on the issuance of shares and securities convertible into shares, and on an acquisition or disposition of Argentex's material assets.

Listing:

The ordinary shares of Austral shall be listed as soon as practicable after the effective date of the Transaction on both the TSX Venture Exchange (the "TSXV") and the Australian Securities Exchange (the "ASX"). In connection with the Transaction, Austral agrees to make an application and to use its best efforts to cause:

(a)	the ordinary shares of Austral to become listed for trading on the TSXV and the ASX;

(b)	the shares underlying the Share Consideration to be listed on the TSXV and ASX; and

(c)	the shares in (a) and (b) above to commence trading on the TSXV and the ASX as soon as practicable after the closing date of the Transaction.

SCHEDULE "B"

PRO-FORMA OWNERSHIP PERCENTAGES IN THE COMBINED ENTITY*

	# of shares	%
Austral	478,761,995	92.25%
Argentex *	40,248,238	7.75%**
Total	519,010,233	100.00%

* Excludes current shareholding of Austral, Austral Argentina and Guanaco in Argentex.
** Subject to adjustment in accordance with an Equity Raise Reduction (as such term is defined in the Offer Letter to which this Schedule "B" is attached).